UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to SouFun Holdings Limited and its subsidiaries and consolidated controlled entities.

This Form 6-K contains (a) summary English translations of (i) an investment agreement among the Company, Tospur Real Estate Consulting Co., Ltd., a real estate agency company in China (“Tospur”), and Tospur’s existing shareholders and (ii) a joint venture agreement between the Company and Tospur, (b) a press release related to our entry into these agreements, (c) a press release regarding our financial results for the three months ended September 30, 2014 and (d) a press release regarding the results of our annual general meeting of shareholders held on November 12, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: November 13, 2014

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.2 — Summary Translation of Investment Agreement among Beijing Li Tian Rong Ze Wan Jia Technology Development Co., Ltd., Tospur Real Estate Consulting Co., Ltd. and the other parties thereto

Exhibit 99.3 — Summary Translation of Joint Venture Agreement between SouFun Holdings Limited and Tospur Real Estate Consulting Co., Ltd.

Exhibit 99.4 — Press Release

Exhibit 99.5 — Press Release